Endovasc Strengthens Management Team by Appointing
Chief Financial and Chief Compliance Officer

MONTGOMERY, Texas--January 10, 2007--Endovasc, Inc - (OTCBB: EVSC) a Business Development Company focused on acquiring and investing in companies engaged in the development of innovative cardiovascular and metabolic drugs as well as nutraceutical supplements, is pleased to announce the appointment of Mr. Sam Lindsey as the Company’s new Chief Financial Officer and Chief Compliance Officer. The appointment was effective January 5, 2007.

Mr. Lindsey brings over 35 years of experience in both the public and private accounting sectors, most recently serving as the Controller for R Construction Inc., a privately held oilfield construction company with over 100 employees. Prior to this, Mr. Lindsey was the CFO and Treasurer of Reconversion Technologies, Inc, a publicly traded start-up company. Mr. Lindsey was also the Managing Partner of Lindsey & Phelps PC, a medium sized accounting firm where he specialized in auditing, accounting services, taxation, business consulting, and litigation support services. Mr. Lindsey graduated from the University of Houston with a Bachelor of Business Administration degree, majoring in accounting.

Mr. Lindsey is a District Governor for the Lions Club International and is a Life Member of the Texas Lions Camp. He is also a Life Member of the Lions Eyes Bank and the recipient of two Lion of the Year awards, two 100% Director awards to the Texas Lions Camp, Three Club Extensions Awards, a Key Member Award, International Presidents Growth Award, and is a Jack Wiech and Melvin Jones Fellow.

Dr. Diane Dottavio, Chief Executive Officer of Endovasc Inc., commented, “We are pleased to have retained a financial executive of Sam’s caliber. His accounting and public company experience will prove to be extremely valuable. I look forward to working with him and welcome him to Endovasc.”

About Endovasc, Inc.

Endovasc, Inc is focused on investing in private companies that develop and commercialize drug candidates in the areas of cardiovascular and metabolic medicine. Endovasc is organized as a business development company, and has invested in the following subsidiaries: Liprostin Inc., which holds the intellectual property for a liposomal based treatment to increase circulation and reduce leg pain in patients suffering from vascular disease; Prostent, Inc., which is developing a stent coating technology; and Nutraceutical Development Corporation, which has developed marketed technology to increase muscle mass.

For more information about Endovasc, please visit www.endovasc.com.

Safe Harbor Statement

The foregoing statements are made under the "Safe Harbor" Private Securities Litigation Reform Act of 1995 and may contain forward-looking statements that involve risks and uncertainties that may not be evident at the time of this release.

Contact:
Endovasc, Inc
Rob Johnson, 936-582-5920